

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2022

Caroline Beasley
Chief Executive Officer
Beasley Broadcast Group, Inc.
3033 Riviera Drive, Suite 200
Naples, Florida 34103

> **Re: Beasley Broadcast Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Form 8-K filed May 9, 2022**
> **File No. 000-29253**

Dear Caroline Beasley:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31 , 2021

Consolidated Financial Statements
Consolidated Statements of Equity, page 34

1. Please explain to us the facts and circumstances of the transaction identified as "acquisition of noncontrolling interest" that resulted in reduction of $4.5 million in additional paid-in capital. Explain your accounting for it and refer us to the supporting accounting literature.

Form 8-K filed May 9, 2022

Exhibit 99.1
Reconciliation of Net Revenue to FCF, page 6

2. Please reconcile Free Cash Flows (FCF) to the most comparable GAAP measure, net cash provided by operating activities. We refer to Item 10(e)(1)(i) of Regulation S-K. In

addition, free cash flows is typically calculated as cash flows from operating activities as presented in the statement of cash flows under GAAP, less capital expenditures. Please revise how you calculate this measure or revise the name of this measure. We refer to Question 102.07 of C&DIs on Non-GAAP measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Robert Littlepage, Accounting Branch Chief at 202-551-3361 if you have questions regarding our comments or any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology